Shanda Interactive Entertainment Announces Management Changes

SHANGHAI, Jan. 22 /PRNewswire-Asia/ — Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or the Company, a leading interactive entertainment media company in China, today announced that Mr. Qunzhao Tan has resigned as the president of the Company so that he can spend more time on his roles as chairman and CEO of Shanda Games Limited.

Mr. Tan will remain as a member of the Company’s board of directors. Mr. Tianqiao Chen, the chairman of the board and chief executive officer, will assume Mr. Tan’s responsibilities as president of the Company.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature, Hurray!, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to chess and board games, esports, literature, film, television, mobile ringtones and music. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

For more information, please contact:

Shanda Interactive Entertainment Limited

Investor Relations

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@snda.com

Christensen

China:

Paul Collins

Phone: +86-21-6468-0334

Email: pcollins@christensenir.com

United States:

Mike Houston

Phone: +1-480-614-3029

Toll free: +1-866-916-8744

Email: mhouston@christensenir.com

SOURCE Shanda Interactive Entertainment Limited

-0- 01/22/2010

/CONTACT: Investor Relations of Shanda Interactive Entertainment Limited, +86-21-5050-4740 (Shanghai), IR@snda.com; or in China: Paul Collins, +86-21-6468-0334, pcollins@christensenir.com, or in the United States: Mike Houston, +1-480-614-3029, or toll free, 1-866-916-8744, mhouston@christensenir.com, both of Christensen for Shanda Interactive Entertainment Limited/

/Web site: http://www.snda.com /

(SNDA)